UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras revises its oil and gas production and CAPEX guidance for 2023

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Rio de Janeiro, November 9, 2023 – Petróleo Brasileiro S.A. –Petrobras, under the terms of CVM Resolution No. 44, of August 23, 2021, and in addition to the material fact disclosed on October 16, 2023, informs that the guidance for its own oil and gas production and its CAPEX have been revised.

For total own oil and gas production, the figures went from 2.6 to 2.8 million boed, commercial production from 2.3 to 2.4 million boed and oil and NGL production from 2.1 to 2.2 million bpd, due to the good performance in 3Q23 and considering our forecasts for ramp-ups and new wells for 4Q23 and new guidance with a variation of ± 2%.

As for the company's total CAPEX, the new guidance is for US$ 13 billion in 2023, an increase of more than 30% compared to 2022. The reduction in relation to the planned US$ 16 billion is due to lower spending than planned on E&P CAPEX, which went from US$ 13.3 to US$ 11.2 billion, due to the challenging scenario faced by the supply market in the post-pandemic inflationary context, which influenced the capacity to supply the growing demand for critical resources for the oil and gas industry. It is important to note that even with this reduction in relation to plan, there was no compromise to the production target planned for 2023.

The guidance above is based on management's reasonable beliefs and assumptions, as well as information to which the company currently has access, and it is important to note that the statements and information about the company's future contained in this Material Fact should not be interpreted as guarantees or promises of performance, being subject to risks and uncertainties associated with the economic, regulatory and competitive conditions of the countries in which Petrobras operates, as well as its strategic and operational decisions.

Information on the company's guidance, including its monitoring and changes, will be included in the reference form, which will be updated in due course, in accordance with the applicable regulations, and is available on the websites of the CVM (www.cvm.gov.br), B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and the company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer